UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

THE COAST DISTRIBUTION SYSTEM, INC.

(Name of Subject Company)

KAO ACQUISITION SUB, INC.

(Offeror)

KEYSTONE AUTOMOTIVE OPERATIONS, INC.

(Parent of Offeror)

LKQ CORPORATION

(Parent of Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

190345108

(Cusip Number of Class of Securities)

Victor M. Casini

Senior Vice President and General Counsel

500 West Madison Street,

Suite 2800, Chicago, IL

(312) 621-1950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

J. Craig Walker, Esq.

K&L Gates LLP

70 W. Madison St., Suite 3100

Chicago, Illinois 60602

(312) 807-4321

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$28,696,301.00	$3,334.51

(1)	Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (1) the product of (a) $5.50, the per share tender price, and (b) 5,197,182 shares of common stock, par value $0.001 per share (the “Shares”), of The Coast Distribution System, Inc., which includes restricted shares, and (2) the product of (a) the difference between (x) $5.50 and (y) an exercise price of $3.35 (the weighted-average exercise price of outstanding options with an exercise price less than $5.50) and (b) 52,000 Shares issuable pursuant to such outstanding options.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $3,334.51	Filing Party: LKQ Corporation
Form or Registration No.: Schedule TO	Date Filed: July 22, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No. 7190345108

1.	Names of reporting persons. LKQ Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares Beneficially owned by each reporting person with	7.	Sole voting power 4,367,676 (1)(2)
	8.	Shared voting power None
	9.	Sole dispositive power 4,367,676 (1)(2)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 4,367,676 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 84.0%
14.	Type of reporting person (see instructions) CO

(1)	Includes shares subject to guaranteed delivery procedures tendered in the Offer to Purchase (as defined below).
(2)	Represents shares held directly by KAO Acquisition Sub, Inc., an indirect, wholly owned subsidiary of LKQ Corporation.

CUSIP No. 7190345108

1.	Names of reporting persons. Keystone Automotive Operations, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Pennsylvania
Number of shares Beneficially owned by each reporting person with	7.	Sole voting power 4,367,676 (1)(2)
	8.	Shared voting power None
	9.	Sole dispositive power 4,367,676 (1)(2)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 4,367,676 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 84.0%
14.	Type of reporting person (see instructions) CO

(1)	Includes shares subject to guaranteed delivery procedures tendered in the Offer to Purchase (as defined below).
(2)	Represents shares held directly by KAO Acquisition Sub, Inc., a direct, wholly owned subsidiary of Keystone Automotive Operations, Inc.

CUSIP No. 7190345108

1.	Names of reporting persons. KAO Acquisition Sub, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares Beneficially owned by each reporting person with	7.	Sole voting power 4,367,676 (1)
	8.	Shared voting power None
	9.	Sole dispositive power 4,367,676 (1)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 4,367,676 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 84.0%
14.	Type of reporting person (see instructions) CO

(1)	Includes shares subject to guaranteed delivery procedures tendered in the Offer to Purchase (as defined below).

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by: (i) KAO Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Keystone Automotive Operations, Inc., a Pennsylvania corporation (“Parent”), which is a wholly owned subsidiary of LKQ Corporation, a Delaware corporation (“LKQ”), (ii) Parent, and (iii) LKQ, with the Securities and Exchange Commission (the “SEC”) on July 22, 2015 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of The Coast Distribution System, Inc., a Delaware corporation (the “Company”), at a price of $5.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 22, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 1, 4, 8, 11 and 12 as reflected below.

Item 1, Item 4, Item 8 and Item 11.

Item 1, Item 4, Item 8 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer and withdrawal rights expired, as scheduled, at 12:00 midnight, Eastern Time, on August 18, 2015. The Depositary for the Offer has advised LKQ, Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 4,367,676 Shares were validly tendered and not properly withdrawn in the Offer (including 59,105 Shares tendered through notices of guaranteed delivery), representing approximately 84.04% of the Company’s outstanding Shares. Upon expiration of the Offer, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer (including all Shares tendered through notices of guaranteed delivery). Payment for such Shares will be made promptly, in accordance with the terms of the Offer.

On August 19, 2015, LKQ issued a press release announcing the expiration and results of the Offer.

The press release announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)	Press release issued by LKQ on August 19, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2015

LKQ CORPORATION

By:	/s/ Walter P. Hanley
Name:	Walter P. Hanley
Title:	Senior Vice President - Development

KEYSTONE AUTOMOTIVE OPERATIONS, INC.

By:	/s/ Walter P. Hanley
Name:	Walter P. Hanley
Title:	Vice President

KAO ACQUISITION SUB, INC.

By:	/s/ Walter P. Hanley
Name:	Walter P. Hanley
Title:	Vice President

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated July 22, 2015*

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9)*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Press release issued by LKQ and the Company on July 9, 2015 (incorporated by reference to Exhibit 99.2 of LKQ’s Current Report on Form 8-K filed on July 9, 2015)

(a)(5)(B)	Summary Advertisement as published in the New York Times on July 22, 2015*

(a)(5)(C)	Opinion of Duff & Phelps, LLC, dated July 8, 2015 (incorporated by reference to Exhibit (a)(1)(E) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on July 22, 2015)

(a)(5)(D)	Press release issued by LKQ on August 19, 2015

(d)(1)	Agreement and Plan of Merger, dated July 8, 2015, among LKQ, Parent, Purchaser and Coast (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed with the SEC by LKQ, Parent, and Purchaser on July 17, 2015)

(d)(2)

Tender and Support Agreement, dated July 8, 2015, among Parent, Purchaser and certain stockholders of Coast (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed with the SEC by LKQ, Parent, and Purchaser on July 17, 2015)

(d)(3)	Confidentiality Agreement, dated April 18, 2014, by and between Coast and LKQ*

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the SEC on July 22, 2015